news release

Zi Corporation Launches Downloadable Predictive
Text Suite at The Smartphone Show 2005

Advanced Zi Predictive Text Suite now Available Directly to Consumers with Series 60 Mobile Phones

London, UK and Calgary, AB, Canada - October 11, 2005 - Zi Corporation (Nasdaq: ZICA), (TSX: ZIC), the only single-vendor provider of intelligent interface solutions, today premiered the Zi Predictive Text Suite download for Series 60 phones enabling users, for the first time, to get all of Zi's advanced predictive text features in a single package. Now available for consumers to download through Handango and its more than 100 download portals, the Suite enables users to increase the speed and accuracy of text entry on the 12 button keypad. Zi Corporation will be demonstrating the Suite at Stand 83 at the Smartphone Show presented by Symbian (11-12 October, ExCel Centre, London).

"The Predictive Text Suite is an industry first for Zi, no other company is able to offer such a combination of predictive text features in a single package today directly to consumers," said Milos Djokovic, chief operating officer and chief technology officer at Zi Corporation.

"Why should a user purchase our Predictive Text Suite? Simple, because it is the best solution available in the market today. Zi's Predictive Text Suite offers users a huge range of advanced features that will enable them not only to text more quickly but will allow them to customize their mobile phones through the use of personal language," added Djokovic.

The Zi Predictive Text Suite download for Series 60 phones includes both of Zi's innovative predictive text input systems, eZiTap™ for intelligent multi-tap entry and eZiText® for one-touch entry prediction, in English. Additional languages available separately include French, German, Spanish and Swedish. With two systems, and a user options menu to customize features, the Zi Predictive Text Suite provides a truly flexible system capable of satisfying the demands of the whole range of text users in the market place, from beginners and those loyal to the multi-tap ABC mode, through to business professionals.

Amongst the advanced features offered by the Zi Predictive Text Suite are:

  Word completion for all words
  Multiple candidate display
  Learning and personalization
  Next word prediction
  Dual language messaging (English, French, German, Spanish and Swedish)
  User configurable options menu for above features

The Zi Predictive Text Suite download product for Series 60 phones is available immediately through Handango and its affiliates and is priced at US$19.95, with additional language dictionaries US$9.95. The Suite supports Nokia Series 60 mobile handset models 6600, 6620, 6630, 7610 and 6680. Other handset options and languages will be announced in the near future.

For media interviews or tours at the Smartphone Show, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 948 6901 or e-mail brian@gbcspr.com or bethany@gbcspr.com. For customer or partner meetings, please contact Linda Wu at Zi Corporation at lwu@zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300